AMENDED AND RESTATED

DISTRIBUTION SERVICES AGREEMENT

This Distribution Services Agreement (this “Agreement”) is made as of July 01, 2025 by and between the Lincoln Partners Group Royalty Fund (the “Fund”), a Delaware statutory trust, and Lincoln Financial Distributors, Inc., a Connecticut corporation (the “Distributor”).

Recitals

WHEREAS, the Fund currently offers Class A shares, Class D shares, Class I, and Class IS shares;

WHEREAS, the Fund has adopted a Distribution and Servicing Plan (the “12b-1 Plan”), as may be amended and/or restated from time to time, for each class of shares which, among other things, authorizes the Fund to enter into agreements with organizations who provide certain services with respect to the Class A and Class D shares of the Fund and to compensate such organizations out of the Fund’s average daily net assets attributable to the Class A and Class D shares;

WHEREAS, the Fund and the Distributor have entered into a principal underwriting agreement (“Underwriting Agreement”) pursuant to which the Fund has employed the Distributor in such capacity to promote the growth of the Fund and facilitate the distribution of the Fund during the continuous offering of shares of the Fund; and

WHEREAS, the Distributor desires to provide to, or procure certain services for, the Fund in connection with the offering of Class A and Class D shares of the Fund.

Agreement

1.	Services of Distributor

a. Distributor shall, as agreed upon by the parties from time to time, provide or procure certain services or incur certain expenses relating to the Class A and Class D shares of the Fund for activities primarily intended to offer Class A and Class D shares. These services or expenses may include, among other things: the printing of Fund prospectuses and reports used for sales purposes; preparing and distributing sales literature and related expenses; advertisements; education of shareholders or broker-dealers and their representatives; other distribution-related expenses; services fees as defined under Financial Industry Regulatory Authority, Inc. (“FINRA”) rules; and payments for furnishing personal services or such other enhanced services as the Fund may require or maintaining customer accounts and records.

b. The Distributor may, at its own expense, subcontract with any entity or person concerning the provision of the services contemplated hereunder.

c. Distributor will furnish to the Fund or its designee such information as the Fund may reasonably request and will otherwise cooperate with the Fund in preparation of reports to the Fund’s Board of Trustees concerning this Agreement, as well as any other reports or filings that may be required by law.

2.	Maintenance of Records

Distributor shall maintain and preserve all records as required by law to be maintained and preserved in connection with this Agreement. Upon the reasonable request of the Fund, Distributor shall provide the Fund or its representative copies of all such records.

3.	Fees

In respect of the Class A and Class D shares of the Fund that have been sold through Distributor’s efforts pursuant to its appointment under the Underwriting Agreement, the following provisions shall apply:

a. In consideration of Distributor’s services as distributor of the Fund’s Class A and Class D shares pursuant to the Underwriting Agreement and the 12b-1 Plan in respect of such shares, the Fund agrees, to the extent legally permissible, to pay to Distributor monthly in arrears a fee (the “Fee”) which shall accrue daily in an amount equal to the product of (1) the daily equivalent of the percentage set forth in Schedule A and (2) the net asset value of the Class A and Class D shares outstanding on such day.

b. Each of the provisions set forth in the 12b-1 Plan as in effect on the date hereof and as from time to time amended, together with the related definitions, are hereby incorporated herein by reference with the same force and effect as if set forth herein in their entirety.

c. Distributor may pay sub-agents, brokers, dealers or other financial institutions all or a portion of the Fee, and such additional amounts out of Distributor’s own assets as it may deem advisable, to obtain various distribution-related and/or other services for the Fund in its discretion as it shall deem advisable, consistent with applicable federal and state securities laws and regulations.

4.	Nature of Services

The Fund and Distributor agree that the Fund’s payments pursuant to this Agreement are only for the services listed in Section 1(a) herein and do not constitute payment in any manner for investment advisory services or for administrative services. The Fund and Distributor agree that this Agreement does not preclude the Fund from contracting separately with Distributor to provide other services to the Fund.

5.	Duration and Termination

a. This Agreement shall become effective as of the date first above written and shall remain in force continuously thereafter, but only so long as such continuance is specifically approved at least annually by the vote of a majority of (1) the Fund’s Board of Trustees and (2) those trustees who are not “interested persons” (as such term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”)) of the Fund and who have no direct or indirect financial interest in the operation of the 12b-1 Plan or in any agreements related to the 12b-1 Plan, including this Agreement, cast in person at a meeting called for the purpose of voting on this Agreement.

b. This Agreement will automatically terminate in the event of its assignment (as such term is defined in the 1940 Act). This Agreement may be terminated at any time by the Fund or by Distributor, without penalty.

c. This Agreement may also be terminated at any time without penalty by the vote of a majority of the members of the Fund’s Board of Trustees who are not “interested persons” (as such term is defined in the 1940 Act) of the Fund and who have no direct or indirect financial interest in the operation of the 12b-1 Plan or in any agreements related to the 12b-1 Plan, including this Agreement, or by a vote of a majority of the Class A and Class D shares of the Fund on not more than 60 days’ written notice to the Distributor.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and behalf by its duly authorized officer as of the date first set forth above.

LINCOLN PARTNERS GROUP	LINCOLN FINANCIAL DISTRIBUTORS, INC.
ROYALTY FUND

By: /s/ James Hoffmayer	By: /s/ Michael Herron
Name: James Hoffmayer	Name: Michael Herron
Title: Chief Accounting Officer and Vice	Title: VP Sales Operations
President

Schedule A

Class	12b-1 Fee (Per Annum)
Class A	0.60%
Class D	0.25%

A-1